September 24, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to inform the United States Securities and Exchange Commission (the “SEC”) that the Company has filed an amended Registration Statement on Form F-1 (Amendment No. 11) (the “Registration Statement”) in connection with its proposed listing on the The Nasdaq Capital Market. The purpose of the amendment is to clarify the terms of the units issued by the Company on July 15, 2024 and correct the exercise price of the warrants underlying the units. In addition, the Company has brought forward certain information in the prospectus to September 24, 2024.

The Company is also proposing to seek acceleration of the effective date of the Registration Statement after the review of the responses to the comments in this letter and the amended Registration Statement. The Company is hoping to go effective by Friday this week given the amendments made are not extensive.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.